UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2010

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

To whom it may concern:	January 19, 2010

Company name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto, President & CEO
Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo, Japan
Code Number:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Announcement of Possible Irrecoverability or Delayed Collection of Claims

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that claims on Japan Airlines Corporation, Japan Airlines International Co., Ltd. and JAL Capital Co., Ltd. held by Mizuho Corporate Bank, Ltd. (“MHCB”), a subsidiary of MHFG, may be delayed or become irrecoverable due to the developments described below.

1.	Outline of the companies

Japan Airlines Corporation

(1) Address:	2-4-11 Higashi-shinagawa, Shinagawa-ku, Tokyo
(2) Representative:	Mr. Haruka Nishimatsu, President
(3) Capital Stock:	JPY 251,000 million
(4) Line of Business:	Air transport services; as the holding company, control and administration of business activities of affiliated companies relating to air transport

Japan Airlines International Co., Ltd.

(1) Address:	2-4-11 Higashi-shinagawa, Shinagawa-ku, Tokyo
(2) Representative:	Mr. Haruka Nishimatsu, President
(3) Capital Stock:	JPY 200,000 million
(4) Line of Business:	Scheduled and non-scheduled air transport services, aircraft maintenance services, and other businesses relating to air transport and aircraft maintenance

JAL Capital Co., Ltd.

(1) Address:	2-4-11 Higashi-shinagawa, Shinagawa-ku, Tokyo
(2) Representative:	Mr. Yoshimasa Kanayama, President
(3) Capital Stock:	JPY 3,500 million
(4) Line of Business:	Finance, leasing, insurance services, and in-house banking services for the JAL Group

2.	Relevant Developments

The three companies filed for commencement of corporate reorganization procedures with the Tokyo District Court on January 19, 2010.

3.	Amount of claims which may be delayed or become irrecoverable (as of December 31, 2009)

Loans, etc. JPY 95.1 billion

(Amount of Japan Airlines Corporation, Japan Airlines International Co., Ltd. and JAL Capital Co., Ltd.)

4.	Forecast of MHFG’s financial results

With regard to the above claims, together with the stocks held by MHCB, we will examine the details and make necessary accounting treatment in the third quarter financial results of fiscal 2009.

There is no revision to MHFG’s Consolidated Earnings Estimates for the fiscal year ending March 31, 2010 announced on November 13, 2009.

Contact Information

Mizuho Financial Group, Inc.: Corporate Communications, Public Relations Office 81-3-5224-2026

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates and forecasts. Such forward-looking statements do not represent any guarantee by management of performance. These statements reflect information currently available to us and are subject to risks, uncertainties and assumptions. We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues, and changes in related valuation methods; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan and elsewhere.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our latest annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.